Exhibit 99.1

Sallie Mae, Inc.
12061 Bluemont Way
Reston,VA 20190

Annual Officer Certificate

SLM Student Loan Trust 2005-3

Pursuant to Section 3.1 of the Administration Agreement (the “Agreement”) and Section 3.9 of the Trust Indenture (“the Indenture”), we, the undersigned, hereby certify that (I) a review has been made of the activities and performance of the Servicer and Administrator from January 1, 2005 through December 31, 2005, and (II) to the best of our knowledge, the Servicer and Administrator have fulfilled their obligations under the Agreement throughout such period. Additionally, pursuant to Section 11.1(b) (v) of the Indenture, all dispositions of collateral that occurred during the above period were in the ordinary course of the issuer’s business and the proceeds thereof were applied in accordance with the basic documents.

March 27, 2006

/s/ TED A. MORRIS	/s/ J. LANCE FRANKE
Authorized Officer	Authorized Officer